March 4, 2025

Brian Dickman
Chief Financial Officer
Getty Realty Corp.
292 Madison Avenue, 9th Floor
New York, NY 10017-6318

       Re: Getty Realty Corp.
           10-K for the fiscal year ended December 31, 2024
           8-K filed February 12, 2025
           File No. 001-13777
Dear Brian Dickman:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K filed February 12, 2025
Exhibit 99.1, page 5

1. We note that you disclose full year 2025 guidance for the non-GAAP measure, AFFO per diluted share, without providing a reconciliation to the most directly related
       GAAP measure. In future filings, please include such reconciliation or, alternatively, provide a statement that the information could not be presented without unreasonable efforts under Item 10(e)(1)(i)(B) of Regulation S-K. Refer also to Questions 102.10(a)
       and 102.10(b) of the C&DIs for Non-GAAP Financial Measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395
if you have questions regarding comments on the financial statements and related matters.
 March 4, 2025
Page 2



                Sincerely,

                Division of Corporation Finance
                Office of Real Estate & Construction